EXHIBIT 99(d)

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2A WMZ 1996)

PART I

1.   Name of the issuing institution: Unilever N.V.

2.   Name of the person obliged to notify: K.B. Dadiseth

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):


--------------------------  --------------- -----------  -----------  ---------
Type of security            Name of the      Number of    Total        Total
                            issuing          securities   capital      voting
                            institution                                rights
--------------------------  ---------------- -----------  -----------  ---------
--------------------------  ---------------- -----------  -----------  ---------
Ordinary shares, nominal    Unilever N.V.    12,413       13,902.56    139,025
value NLG 1.12

Depositary receipts for     Unilever N.V.    2,383        2668.96
ordinary share, nominal
value NLG 1.12
--------------------------  ---------------- -----------  -----------  ---------
--------------------------  ---------------- -----------  -----------  ---------
Employee option on          Unilever N.V.    71,474       0            0
ordinary share of
nominal value NLG 1.12
--------------------------  ---------------- -----------  -----------  ---------

Sort of security involved in the transaction

4.    type of security                             : Options on ordinary shares
    (Share/Convertible bond/Option/Warrant/Other)    depositary receipt



5.    To be filled out if applicable

      Nominal value of the (underlying) share      : NLG 1.12 ((euro)0.51)

      Option series                                : Unilever Nederland
                                                     Aandelen-Optieplan

      Exercise price/conversion rate               : EUR 53.80

      Expiration date                              : 13 May 2009

Transaction in the security indicated in questions 4 and 5

6.    Transaction date                             : 13 May 2004

7a.   Number of securities acquired
      in the transaction(1)                        : 50 options on ordinary
                                                     shares

b.    Number of securities sold in the transaction : not applicable

8.    Purchase price and/or selling price          : not applicable

9.    Transaction according to an investment
      management agreement:                         O YES              X NO

10. Statement of the total number of securities after the transaction:



--------------------------  ---------------- -----------  -----------  ---------
Type of security            Name of the      Number of    Total        Total
                            issuing          securities   capital      voting
                            institution                                rights
--------------------------  ---------------- -----------  -----------  ---------
--------------------------  ---------------- -----------  -----------  ---------
Ordinary shares, nominal    Unilever N.V.    12,413       13,902.56    139,025
value NLG 1.12

Depositary receipts for
ordinary share, nominal
value NLG 1.12              Unilever N.V.    2,383        2668.96
--------------------------  ---------------- -----------  -----------  ---------
--------------------------  ---------------- -----------  -----------  ---------
Employee option on ordinary Unilever N.V.    71,524       0            0
share of nominal value
NLG 1.12
--------------------------  ---------------- -----------  -----------  ---------


--------------------------------------------------------------------------------
Notification under the `regular' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)   %              Voting Rights (total)  $
-Direct actual             %              - Direct actual        %
- Direct potential         %              - Direct potential     %
- Indirect actual          %              - Indirect actual      %
- Indirect potential       %              - Indirect potential   %

          Denominator Capital Interest (euro) .....................
          Denominator Voting Rights .......................(number)

1.    Is this the first notification
      under section 2 of the Wmz 1996:        yes         no

2.   Is this the first notification the
     issuing institution concerned:           yes         no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary                    O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty                O
- the Voting rights are pursuant to a voting rights
  agreement                                              O

--------------------------------------------------------------------------------
PART II NOTIFICATION FORM SECTION 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify                : XXX

Postal code & residence of the person obliged to notify: XXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.    Member of the Board of Directors               :     X YES             NO
2.    Member of the Board of Directors
      of an affiliated company                       :       YES           X NO
3.    Member of the Supervisory Board                :       YES           X NO
4.    Member of the Supervisory Board
      of an affiliated company                       :       YES           X NO

Is the notification made through the
Compliance Officer of the issuing institution        :     X YES             NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                                    Date: 17 May 2004
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail: karlijn.henquet@unilever.com




Signature:____________________
          J.A.A. van der Bijl
          Compliance Officer

--------
(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!